Exhibit 11

CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2009	2008*	2009	2008*
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income attributable to CenturyTel, Inc.	$69,030	92,167	136,184	180,927
Dividends applicable to preferred stock	(3)	(62)	(6)	(149)
Earnings applicable to unvested restricted stock	(1,038)	(1,092)	(1,906)	(1,892)

Net income applicable to common stock for computing basic earnings per share	67,989	91,013	134,272	178,886
Dividends applicable to preferred stock	3	62	6	149

Net income as adjusted for purposes of computing diluted earnings per share	$67,992	91,075	134,278	179,035

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	100,931	104,886	100,679	106,001
Nonvested restricted stock	(1,517)	(1,242)	(1,409)	(1,108)

Weighted average number of shares outstanding during period for computing basic earnings per share	99,414	103,644	99,270	104,893

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	269	13	325
Shares issuable under incentive compensation plans	23	86	14	119

Number of shares as adjusted for purposes of computing diluted earnings per share	99,450	103,999	99,297	105,337

Basic earnings per share	$.68	.88	1.35	1.71

Diluted earnings per share	$.68	.88	1.35	1.70

*  The provisions of FSP EITF 03-6-1 have been retrospectively applied to the 2008 information.